EXHIBIT 99.1

Stantec launches integrated digital technology solutions approach with Stantec.io

EDMONTON, Alberta and NEW YORK, April 29, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Leading global design firm Stantec launched Stantec.io, an integrated digital services approach combining emerging technologies with subject matter expertise to address timely client project challenges. Capturing Stantec’s digital services, solutions, and partnerships, Stantec.io is embedded within the firm’s existing business lines to deliver tailored solutions across varying industries, sectors, and clients. Technologies deployed through Stantec.io include but are not limited to cloud computing, machine learning, AR/VR, computational and parametric design, blockchain, digital twins, IoT, and edge computing. Accessible through Stantec.com, Stantec.io is a component of the Digital Strategy Framework outlined in the Company’s strategic plan.

“Simply stated, Stantec.io represents our strategy to fully integrate the knowledge of our architects, engineers, scientists, and other subject matter experts with our digital practice teams to exponentially improve how we do what we’ve always done: solve challenges faced by our clients, communities, and industry,” said Gord Johnston, Stantec President and Chief Executive Officer. “By design, we’re not deploying this digital approach in a silo or through a separate, branded business – we’re evolving the resources directly through our existing client channels.”

Addressing Real-Time Client Needs
Spanning Stantec’s five business operating units, Stantec.io enables company subject matter experts to provide a range of digital solutions, from computing platforms and advanced analytics to immersive collaboration tools and intelligent assets, among others. Among the initial offering of proprietary digital products and solutions featured within Stantec.io are the following:

  Insight Analytics is a cloud-based platform that provides data-driven insights to improve utility performance.
  Connect is a robust machine learning, cloud-based science and engineering service platform that converts data into valuable assets for decision-making and planning.
  Remote sensing digital solutions like Pipe Watch, WireWatch, and more use dove satellites to monitor the health of infrastructure assets and surrounding environments.
  FAMS (Financial Analysis & Management System) is a subscription, cloud-based, mobile application that provides real-time, intelligent financial modeling for utility clients.

Additional custom solutions and relevant case studies are outlined on Stantec.io.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the program described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects carried out under the program described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the program referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Danny Craig
Stantec Media Relations
Ph (949) 923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph (780) 917-8159
tom.mcmillan@stantec.com

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Design with community in mind